KW 3/7

SEC Mail Processing Section
FEB 26 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
400

SEC FILE NUMBER
8- 48212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza, Suite 950
(No. and Street)

Irvine (City) | CA (State) | 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt A. Christianssen | (949) 579-1442 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 (Address) | Long Beach (City) | CA (State) | 90802 (Zip Code)

[redacted]

13010903

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW 3/7/13

OATH OR AFFIRMATION

I, Curt A. Christianssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY A. WILLIAMS
COMM #1915489
Notary Public-California
ORANGE COUNTY
My Comm. Exp. DEC 6, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPOWER CARPENTER CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF CCFW, INC. dba CARPENTER & COMPANY)

FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants

EXCEEDING EXPECTATIONS SINCE 1926

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
February 19, 2013

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 16,978	$ 19,411
Prepaid expenses	632	384
Deposit	1,068	1,068
TOTAL ASSETS	$ 18,678	$ 20,863

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2012	December 31, 2011
LIABILITIES		
Accounts payable	$ 1,520	$ 760
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	230,000	155,000
Accumulated deficit	(247,842)	(169,897)
	17,158	20,103
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,678	$ 20,863

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	2012	2011
REVENUE		
Financial advisory services	$ –	$ –
GENERAL AND ADMINISTRATIVE EXPENSES	77,996	63,921
LOSS FROM OPERATIONS	(77,996)	(63,921)
OTHER INCOME		
Interest income	51	31
LOSS BEFORE BENEFIT FOR INCOME TAXES	(77,945)	(63,890)
BENEFIT FOR INCOME TAXES	–	–
NET LOSS	($ 77,945)	($ 63,890)

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE AT JANUARY 1, 2011	5,000	$ 35,000	$ 100,000	($ 106,007)	$ 28,993
NET LOSS	–	–	–	(63,890)	(63,890)
CAPITAL CONTRIBUTIONS	–	–	55,000	–	55,000
BALANCE AT DECEMBER 31, 2011	5,000	35,000	155,000	(169,897)	20,103
NET LOSS	–	–	–	(77,945)	(77,945)
CAPITAL CONTRIBUTIONS	–	–	75,000	–	75,000
BALANCE AT DECEMBER 31, 2012	5,000	$ 35,000	$ 230,000	($ 247,842)	$ 17,158

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 77,945)	($ 63,890)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses	(248)	531
Deposit	–	(480)
Accounts payable	760	(1,577)
Net Cash Used In Operating Activities	(77,433)	(65,416)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	75,000	55,000
Net Cash Provided By Financing Activities	75,000	55,000
NET CHANGE IN CASH	(2,433)	(10,416)
CASH AT BEGINNING OF YEAR	19,411	29,827
CASH AT END OF YEAR	$ 16,978	$ 19,411
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes paid to the parent	None	None
Interest	None	None

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the Financial Industry Regulatory Authority.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Financial Advisory Services

Financial advisory services revenue includes fees earned from providing merger and acquisition and financial advisory services. Revenue from financial advisory services is recorded on the closing date of the transaction.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are three and four years for federal and California tax filings, respectively. In evaluating the company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The company has evaluated subsequent events from the statement of financial condition date through February 19, 2013, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 – Related-Party Activities

The parent pays the majority of the general and administrative expenses, which are allocated to the company through the due-to-parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back-office support and overhead. The company paid $35,400 and $31,048 to the parent for general and administrative expenses for the years ended December 31, 2012 and 2011, respectively. The due-to-parent account is also credited or debited for the company's provision for income taxes.

The company provides financial consulting services for the parent's clients, which may range from zero to five engagements per year.

NOTE 3 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the company had net capital of $15,458, which was $10,458 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .10 to 1.

NOTE 4 – Benefit for Income Taxes

For the year ended December 31, 2012, the company calculated a benefit for income taxes of $32,078 based on the net loss of $77,945. Management determined that there would be no realization of the tax benefit and, as such, a valuation allowance of $32,078 was applied as of December 31, 2012.

NOTE 4 - Benefit for Income Taxes (Continued)

For the year ended December 31, 2011, the company calculated a benefit for income taxes of $26,294 based on the net loss of $63,890. Management determined that there would be no realization of the tax benefit and, as such, a valuation allowance of $26,294 was applied as of December 31, 2011.

At December 31, 2012 and 2011, the total deferred tax benefit was $113,588 and $81,510, respectively, with a valuation allowance applied of $113,588 and $81,510, respectively.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

We have audited the financial statements of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company), as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Windes & McClaughry

Long Beach, California
February 19, 2013

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2012

CREDITS	
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$ 17,158
AUDIT ADJUSTMENTS	(–)
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	17,158
Nonallowable assets	(1,700)
NET CAPITAL	15,458
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS	5,000
Excess net capital	$ 10,458
Excess net capital at 1000%	$ 15,306
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 1,520
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.10

Note: A reconciliation of the above computation to the company's corresponding unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

The Independent Auditors' Report on Page 11 should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2012

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

The Independent Auditors' Report on Page 11
should be read in conjunction with these statements.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.:

In planning and performing our audit of the financial statements of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) (the company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McLaughlin

Long Beach, California
February 19, 2013